Phone:	215-569-5530
Fax:	215-832-5530
Email:	stokes@blankrome.com

November 17, 2011

BY EDGAR

Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Total Return Fund, Inc. (the “Fund”)
SEC File Numbers:  333-175187 and 811-02363

Dear Mr. Rupert:

On behalf of the Fund, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Fund’s registration statement on Form N-2 filed on June 28, 2011 and amended on November 14, 2011 (the “Registration Statement) be accelerated so that the Registration Statement will become effective on Friday, November 18, 2011 (the “Effective Date”), or as soon thereafter as practicable.

Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during its current fiscal year and within the conditions of its exemptive relief related to its managed distribution plan, as well as within the requirements of the NYSE Amex.

In connection with the foregoing acceleration request, the Fund acknowledges that:

●           Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●           The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

One Logan Square  18th and Cherry Streets  Philadelphia, PA  19103-6998
www.BlankRome.com

Delaware   ·   Florida   ·   Maryland   ·   New Jersey   ·   New York   ·   Ohio   ·   Pennsylvania   ·   Washington, DC

Kevin Rupert
November 17, 2011

●           The Fund may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.  Thank you for your continued assistance.

Very truly yours,

/s/ Mary Stokes

MARY STOKES